FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)
Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto are the resolutions adopted at Registrant's Annual General Meeting of Shareholders held today, June 20, 2019.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839 and 333-231442).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated June 20, 2019	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Resolutions Adopted at the Registrant’s Annual General Meeting of Shareholders

At the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) held today at the Company’s offices at 21 Yegia Kapayim St., Petach Tikva, Israel (the “Meeting”), all proposed resolutions were adopted, as follows:

1.	The number of directors serving on the Company Board of Directors was set at eight;

2.	Six members of the Board of Directors were re-elected until our next annual general meeting of shareholders and until their successors have been duly elected and qualified;

3.	An annual cash bonus plan for the Chief Executive Officer of the Company, was approved;

4.	A grant of options to the Chief Executive Officer of the Company, was approved;

5.	An annual cash bonus plan for the Chairman of the Company’s Board of Directors, was approved;

6.	An amendment to the Company’s compensation policy for the Company’s directors and officers, was approved; and

7.
The reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2019, and for such additional period until the next annual general meeting of shareholders, was ratified and approved.